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                            April 30, 2024

       Michael Heltzen
       Chief Executive Officer
       Invizyne Technologies Inc.
       750 Royal Oaks Drive, Suite 106
       Monrovia, CA 91016

                                                        Re: Invizyne
Technologies Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 17,
2024
                                                            File No. 333-276987

       Dear Michael Heltzen:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Business
       Current Lead Applications of SimplePath
       Drug Discovery - Cannabinoids as APIs, page 37

   1. Please revise here, and wherever else you discuss therapeutic applications of your cannabinoid APIs, to
clarify that such applications may be considered drug products and will need to undergo
clinical testing and receive FDA approval prior to commercialization in the United States.
   2. We note your response to prior comment 24. However, we do not note any corresponding revisions responsive to
this comment. For example, you continue to state that your
                                                        candidates will be able
to be developed "more efficiently" on page 37. Please remove any implication that
you will be able to "more efficiently" develop your cannabinoids.
 Michael Heltzen
FirstName   LastNameMichael
Invizyne Technologies  Inc. Heltzen
Comapany
April       NameInvizyne Technologies Inc.
       30, 2024
April 230, 2024 Page 2
Page
FirstName LastName
Key terms of the license agreement with UCLA, page 41

3. We note your response to prior comment 28 and reissue in part. Please disclose the aggregate amount of all payments made to date under your licensing agreement with
         UCLA. To the extent no payments have been made pursuant to this agreement, revise to state this fact.
Management, page 45

4. Please disclose the qualifications, attributes or skills that led to the conclusion that James
         J. Lalonde should serve as an independent director. Refer to Item 402 of Regulation S-K for guidance.
Lock-up Agreements, page 59

5. Please revise this section to explicitly state that the selling shareholder, MDB Capital
         Holdings, LLC, will be able to resell their shares during the 180 day lock-up period.
General

6. We note that the resale offering may proceed whether or not the company's shares are approved for listing on Nasdaq. We also note that the resale offering is not conditioned upon the closing of the firm commitment primary offering, which means that it may proceed simultaneously with the primary offering or without the primary offering occurring. Please revise the alternate pages to discuss all potential outcomes for the resale offering and their attendant consequences to shareholders. Specifically, add risk factor disclosure discussing the risks to investors arising from the resale offering proceeding without the firm commitment primary offering and any risks related to the two offerings occurring simultaneously. Your revisions should also discuss the potential impacts of the resale offering proceeding before receiving, or without receiving, Nasdaq listing approval, such as the impact to liquidity and where you will seek quotation of your shares.
7. We note your response to prior comment 40 and your newly included statement that MDB will offer the shares being sold at a fixed price of $4.00 "until a bona fide public market is established." We also note that the offer and sale of the common stock by MDB is not dependent on the Nasdaq listing and that MDB is the parent company of the company.
         With these facts in mind, please tell us how you intend to comply with Rule 415 of the
         Securities Act of 1933.
 Michael Heltzen
Invizyne Technologies Inc.
April 30, 2024
Page 3

       Please contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,
FirstName LastNameMichael Heltzen
                                                         Division of
Corporation Finance
Comapany NameInvizyne Technologies Inc.
                                                         Office of Life
Sciences
April 30, 2024 Page 3
cc:       Andrew Hudders, Esq.
FirstName LastName